

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

June 11, 2009

Mr. William J. Lyons
Executive Vice President and Chief Financial Officer
CNX Gas Corporation
5 Penn Center West, Suite 401
Pittsburg, PA 15276-0102

> **Re: CNX Gas Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 17, 2009**
> **Schedule 14A Filed March 23, 2009**
> **Response Letter Dated April 14, 2009**
> **File No. 1-32723**

Dear Mr. Lyons:

We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

<u>Schedule 14A Filed March 23, 2009</u>

1. Please confirm in writing that you will comply with the following comments in all future filings. Provide us also with the disclosure you intend to use in each case. After our review of your responses, we may raise additional comments.

<u>Compensation Discussion and Analysis</u>

<u>Design of the Short-Term Incentive Compensation Programs for 2008 and 2009, page 28</u>

2. We note your response to our prior comment 3. You discuss various components of Mr. DeIuliis' individual performance factor. You state that "the first three are wholly subjective and qualitative and the last one – operating and financial performance including safety, production, capital expenditure and unit cost goals, developing exploration program and managing reserve growth – was also <u>intended to be</u> qualitative, as shown by the description of this goal as including 'developing the exploration program and managing reserve growth,' which is a qualitative goal [emphasis added]. Please advise us as to whether the other pieces

of the operating and financial performance component (safety, production, capital expenditure and unit cost goals) are also qualitative or whether they include quantitative measures. If they include quantitative measures, please explain to us the basis for omitting each quantitative measure.

3.   We note your response to our prior comment 5. We understand from your response to our prior comment 4 that the individual performance factors for the named executive officers other than the CEO "are subjective and qualitative." However, with regard to Mr. DeIuliis, as stated above in comment 2, to the extent that the components of Mr. DeIuliis' individual performance factor include quantitative measures, please explain to us the basis for omitting a discussion of his performance relative to each such quantitative measure.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

         Please contact Norman Gholson at (202) 551-3237 or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director